UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33653

Fifth Third Bancorp

The Nasdaq Stock Market LLC

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

38 Fountain Square Plaza

Cincinnati, Ohio 45263

(800) 972-3030

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, without par value

Depositary Shares Representing a 1/1000th Ownership Interest in a Share of 6.625% Fixed-to-Floating

Rate Non-Cumulative Perpetual Preferred Stock, Series I

Depositary Shares Representing a 1/40th Ownership Interest in a Share of 6.00% Non-Cumulative Perpetual

Class B Preferred Stock, Series A

Depositary Shares Representing a 1/1000th Ownership Interest in a Share of 4.95% Non-Cumulative

Perpetual Preferred Stock, Series K

Depositary Shares Representing a 1/40th Ownership Interest in a Share of 6.875% Fixed-Rate Reset Non-

Cumulative Perpetual Preferred Stock, Series M

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Fifth Third Bancorp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

June 11, 2026	By	/s/ Christian Gonzalez	Executive Vice President, Chief Legal Officer & Corporate Secretary
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.